

LifeHouse
ENJOY LIFE. SAVE MONEY.

LIFEHOUSE

Enjoy Life, Save Money

E-Commerce Retailer

 www.lifehousenow.com

COMPANY
OVERVIEW

LIFEHOUSE is an e-commerce retailer with a high speed, super high growth Consumer Products Company operating in the Home Furniture Products Vertical. Business Ownership uses a laser-guided approach to product development, branding and performance marketing. The company is starting by implementing existing paths of established markets and manufacturers. The initial goal of the founders is combining amazing synergetic tools of growth, but it is only scratching the surface of its growth capabilities based on current R&D and Pipeline developments, which is spectacular given that they are growing at a breakneck speed every month. Traffic will be driven to the Branded Website through a large network of Affiliates, the business will start with established markets at Amazon, eBay and other Marketplaces, including Social Media. LIFEHOUSE COMPETATIVE POINT: Low price of mass used house furnishing products.





LIFEHOUSE
TRADEMARK

All products will be sold under the primary Brand and Trademark, including complimentary add-on products such as homeware every-day used household items. The company's R&D team will continuously be developing and assessing new products that will be released monthly. The company will apply for trademark registration as soon as the initial capital have been raised. The protections and advantages to holders of a design patent are substantial and should greatly improve how effective the brand is in nearly every sales channel. Sales can easily grow very quickly just on Amazon alone ... to date there has been no effort on this marketplace; thus, focus by a professionals that has specific experience on the Amazon platform can greatly enhance this company's sales on day one. The same opportunity exists on Walmart.com as well as many other platforms.

SOURCING & FULFILMENT

SOURCING - Leverage on a niche, short-term opportunity created by the fall of Pier 1. We know there is existing proven market for the products of those vendors on the US market, in addition those vendors have the capacity to produce and deliver products professionally. Our team will be selecting only the top selling items from about 50 foreign manufacturers for Pier 1. We know that each manufacturer selling to Pier 1 is generating over $200k/month at lowest warehouse prices. Meaning, after we add 300%, we will be still very competitive, since market mark-up is around 500%.

FULFILMENT - The company enjoys a hands-off 100% 3PL fulfillment platform and industry-leading brand presentation. The business includes a well-coordinated team and ops infrastructure already in place, making this a genuinely turn-key powerhouse with all the boxes checked, nothing lacking.



TOP **PRODUCTS**

CANDLES



BOWLS



FLOOR LAMPS



HOME STORAGE



VASES



AMAZON MARKETPLACE ANALYSIS

	USA	UK	FRANCE	CANADA	MEXICO	SPAIN	GERMANY
Market Volume	$19,482,538	£1,885,785	€ 330,133	$231,463	$ 555,460	€ 655	€ 414
Market Share Top 5 Competitor	$6,566,343	£679,345	€229,964	$444,078	$410,798	€ 388	€ 258.00
Your Market Share	$0	$0	$0	$0	$0	$0	$0
Market Opportunity	$ 313268.75	£135869	€45992.8	$88815	$ 82159.6	€ 77.6	€51.6

Source: Helium 10, Viral Launch, Jungle Scout

AMAZON MARKETPLACE ANALYSIS

	USA	UK	FRANCE	CANADA	MEXICO	SPAIN	GERMANY
Market Volume	$19,482,538	£1,885,785	€ 330,133	$231,463	$ 555,460	€ 655	€ 414
Market Share Top 5 Competitor	34%	36%	70%	192%	74%	59%	62%
Your Market Share	0.00 %	0.00 %	0.00 %	0.00 %	0.00 %	0.00 %	0.00 %
Market Opportunity	6.74%	7.20%	13.93%	38.37%	14.79%	11.85%	12.46%

Source: Helium 10, Viral Launch, Jungle Scout

SELLING CHANNEL ANALYSIS

	WALMART	eBAY	SEARS	NEWEGG	ETSY
Market Volume	$ 2,024,953	$ 1,799,958	$ 224,995	$ 146,247	$ 67,498
Market Share Top 5 Competitor	$ 1,696,907	$ 1,508,362	$ 188,545	$ 122,554	$ 56,564
Your Market Share	$0	$0	$0	$0	$0
Market Opportunity	$ 338,481	$ 300,872	$ 37,709	$ 24,511	$ 11,313

INVESTMENT PROJECTIONS PER 1 CONTAINER

Based on 1 Container per Month	$
Purchase Products (per 40FT Container)	15,000
10% Custom Fee	1,500
Average Shipping Cost	3,437
10% Unexpected Transportation Costs	1,993
Fulfilment & Storage Fee (6 Months)	1,800
Monthly Salaries	30,000
Marketing & Advertising	18,000
Monthly Office Expense	8,000
Investment	79,730
Gross Sales (x3 Multiplier)	45,000
Profit	- 34,730



These are forward-looking projections that cannot be guaranteed

INVESTMENT PROJECTIONS BASED ON THE SELECTED 10 PRODUCTS



Based on 5 Containers per Month	$
Purchase Products (per 40FT Container)	75,000
10% Custom Fee	7,500
Average Shipping Cost	17,185
10% Unexpected Transportation Costs	1,718
Fulfilment & Storage Fee (6 Months)	9,000
Monthly Salaries	30,000
Marketing & Advertising	18,000
Monthly Office Expense	8,000
Investment	166,403
Gross Sales (x3 Multiplier)	225,000
Profit	58,597

These are forward-looking projections that cannot be guaranteed

INVESTMENT PROJECTIONS BASED ON 20 PRODUCTS

Based on 10 Containers per Month	$
Purchase Products (per 40FT Container)	150,000
10% Custom Fee	15,000
Average Shipping Cost	34,370
10% Unexpected Transportation Costs	19,937
Fulfilment & Storage Fee (6 Months)	18,000
Monthly Salaries	30,000
Marketing & Advertising	18,000
Monthly Office Expense	8,000
Investment	293,307
Gross Sales (x3 Multiplier)	450,000
Profit	156,693



These are forward-looking projections that cannot be guaranteed

INVESTMENT PROJECTIONS BASED ON 26 PRODUCTS



Based on 15 Containers per Month	$
Purchase Products (per 40FT Container)	225,000
10% Custom Fee	22,500
Average Shipping Cost	51,555
10% Unexpected Transportation Costs	29,905
Fulfilment & Storage Fee (6 Months)	27,000
Monthly Salaries	30,000
Marketing & Advertising	18,000
Monthly Office Expense	8,000
Investment	411,960
Gross Sales (x3 Multiplier)	675,000
Profit	263,040

These are forward-looking projections that cannot be guaranteed

20% OF OUR MANUFACTURERS FORMER SUPPLIERS TO PIER 1

Average Monthly Volume Sold to Pier 1		$
www.sanjiwani.co.id	Indonesia	5,821,200
www.kyvas.com	Taiwan	413,522
www.dileep.in	India	399,324
www.albertinainc.com	Philippines	261,748
www.rajanoverseas.com	India	288,141
www.globalbest.com	Honk Kong	281,214
www.vnsunco.com	Vietnam	262,430
www.ans.co.in	India	395,338
www.shardaindia.com	India	256,236
www.hingleehk.com.hk	Honk Kong	637,895
www.bacincraft.com	Vietnam	290,335
www.ningbotrust.com	China	312,751



E-COMMERCE HOME FURNITURE STATISTICS

U.S. furniture and homeware e-retail share 2017-2024

Published by J. Clement, Mar 11, 2020 (Source: Statista & Mordor Intelligence)

The statistic shows the share of furniture and home furnishings sales in total U.S. e-retail sales from 2017 to 2024. Furniture and home furnishings sales are expected to account for 9.49 percent of total retail e-commerce sales in the United States in 2024.

Online furniture sales

Online furniture sales represent one of the strongest e-commerce sales categories in the United States. In 2016, the e-commerce value of U.S. furniture and furnishings manufacturing shipments amounted to more than 40.7 billion U.S. dollars. Overall, the e-commerce share of U.S. merchant wholesale trade sales of furniture and home furnishings amounted to 20.9 percent.The growing online presence of traditional brick-and-mortal retail chains such as Target, the global expansion of multi-channel lifestyle brands e.g. Anthropologie as well as the U.S. subsidiaries of international retailers like Otto Group-owned Crate and Barrel are all factors in the trajectory of online furniture sales. Global competitors such as IKEA complete the picture.The increasing prevalence of online shopping as well as online flash sales, special offers, extensive product selection and home delivery are important influences that determine the demand and popularity of online furniture sales. Social media sites like Pinterest or lifestyle blogs also offer more exposure to interior design topics, prompting consumers to take a keen interest in DIY or redecorating. The strong online presences of contemporary tastemakers and trendsetters also impact and influence retail e-commerce sales. Current U.S. –based examples include Emily Henderson, who recently established collaboration with Target, as well as Joy Cho who has licensed product lines with various retailers.

FULFILLMENT SERVICES

Fulfillment Service	% of Co's that Discount	Volume Break	Average Discount
Pick and Pack Fee	70%	500-1,000 orders/month	6.9%
Pallet Storage Fee	62%	100-500 pallets/month	7%
Ground Shipping	70%	Varies	13-20%
Express Shipping	70%	Varies	15-20%
LTL Shipping	70%	Varies	40-50%



$100 TO $1,000+

INITIAL SET UP
Integrating with a fulfillment company, order transfers, etc.

STORAGE
Is one of the most significant charges. Usually based on space your product uses in their warehouse, and often calculated on avg.

$8-$15 PER PALLET PER MONTH

$35-$40 PER HOUR

RECEIVING
Can include unloading product, counting, entering it into their inventory system, and locating it in bins or stations.

FULFILLMENT
Or "Pick and Pack". Gathering items for each customer order. Often a flat fee per order. Sometimes coupled with a fee per item.

$2-$8 PER ORDER

Fulfillment companies can oftentimes get better rates and pass them on to you - up to 10-20%+ off for ground shipping and usually even more for express.

WAREHOUSING FULFILLMENT

MARKETING & SALES STRATEGY

LifeHouse Furniture will be Working in Conjunction with Professional Established Agencies with Proven Track Record such as **Fountainhead** Marketing Engineers



Boost eCommerce Sales eCommerce Optimization

- Constant Product Analysis
- Shopify: Sell More
- WooCommerce: Sell More
- Amazon Best Practices by FME
- Custom eCommerce: Sell More
- Failing Site Repair



Marketing

- eCommerce SEO
- Google AdWords & Bing
- Amazon Advertising / PPC
- Facebook Ads to Amazon
- Amazon SEO
- Sponsored Products Management
- WooCommerce Marketing



Photography & Content

- Photography & Graphic Design
- Video Production
- 360 Product Videos
- Storefront Branding
- Content Creation



Development

- Custom Site Design & Development
- Conversion Optimization
- Content Migration
- Product Page Creation & Optimization
- Amazon EBC & Storefronts



Fulfillment

- Inventory & FBA Strategy
- FBA Optimization



CASE STUDY #1 BY FOUNTAINHEAD

Flying Higher on Amazon

Isolating unauthorized Nfinity resellers was no easy feat, but FME nevertheless managed to successfully block all unauthorized resellers and helped to enforce MAP agreements with others. This move helped Nfinity regain control of the price of their products, their reputation, and the content of their listings.

Next, FME optimized the product pages for Nfinity's three most popular products — the Flyte stunt shoe, Vengeance cheer shoe and branded backpack — using keywords with a verifiable ability to elicit impressions and conversions. This ensured that the products were brought to the niche audience that would purchase these goods. FME also created dynamic A+ content for select product pages to add a visual element to them that would provide more information about the Nfinity brand. Lastly, we organized Nfinity's catalog into color and size variations to facilitate a better shopping experience for consumers.

Leaving it to the Pros

Finding success on Amazon is difficult. That's why even a well-known established brand like Nfinity needed our help. FME's hands-on, customized approach, which entailed blocking all unauthorized resellers, optimizing product listings, adding A+ content to product pages and organizing the catalog, helped Nfinity achieve an astounding $2.5M increase in year-over-year sales and a 430% increase in total units sold. Go team!

Nfinity: Wiping Out the Competition on Amazon

We determined the key to Nfinity dominating in eCommerce was wiping out the competition, which in this case meant blocking unauthorized resellers from listing Nfinity products on Amazon. Resellers were shipping defective and counterfeit items to customers, and frequently offering them at a lower price, which was causing Nfinity to lose control of the Buy Box. Additionally, resellers were negatively impacting the perception of the Nfinity brand, which, in turn, was negatively impacting sales both on and off Amazon.

$2.5M Increase in Sales YOY

100% Unauthorized Resellers Eliminated

430% Increase in Units Sold



CASE STUDY #2 BY FOUNTAINHEAD

The Tools for Growth

After conducting market, keyword, and competitor analysis, FME wrote content and created product images via photography and image editing. FME's extensive knowledge of the Amazon search algorithms, best practices, and conversion strategies is applied to every product listing that we create and/or edit. This builds a strong foundation for sales and growth on Amazon, as well as helps future advertising and promotions have better results.

FME then implemented advertising on Amazon to help create brand awareness and drive new customers to the listing. We immediately began optimization on the campaigns by gathering workable data, conducting thorough data analysis, and making changes to the ad campaigns based on our observations. After a month of optimization, sales of Truly Holey grew 264%. The following month, further optimizations grew the sales by 330%!

The Ultimate Goal - Organic Success

Over the first 60 days of campaign optimization, FME achieved 330,000 product impressions and an ACoS of 15.41%. Even more exciting is the fact that when customers search "lawn aerator" on Amazon, the Truly Holey listing shows up organically on page 1. Furthermore, Amazon currently lists Truly Holey as one of the 8 top rated items in the lawn aerator category. The goals to build the Truly Holey brand and see a steady growth in sales are well on their way!

A Small Business Gets A Huge Lift Amazon

Four Seasons approached FME for help with setting up their Amazon account and building their product brand on the marketplace. Their single product is called "Truly Holey" and is a lawn aerator.

330K ad impressions in 60 days

15% ACoS achieved within 60 days

1484%sales growth within 60 days

Page 1 Organic search ranking within 60 days



CASE STUDY #3 BY FOUNTAINHEAD

Building Value for Niche Products

Recognizing that the high demand for their products in the market as a whole was not proportionate to their sales on Amazon, FirmoLux came to FME for help in selling a product catalog of niche, specialized items - beautiful high end Venetian plaster. Advertising campaigns previously run had failed to gain much traction, and the spend was variable.

Priming the Account

FME first optimized the listings to provide structured, compelling information on the listings. After this, we conducted deep data analysis to determine the proper framework and keywords for targeting on the ad campaigns. Due to the specialty nature of this product and the high price for customers, it took creative problem solving in addition to intelligent data analysis to locate and reach the appropriate target audience on Amazon.

Plastering Success on the Wall

Following the listing and ad optimization by FME, FirmoLux has come to dominate the Venetian plaster selling space on Amazon, as well as introduce the product to new customers. Within the first 2 months of creating and optimizing the ad campaigns, FME has achieved an average ACoS of 12.4%, a reach of 321000+ impressions, and a better-than-average CTR (based on average CTR for Amazon ads). This has naturally translated into higher sales, seeing a 52% growth in sales within the first 3 months of engagement with FME.

Priming the Account

321,000+ Ad impressions

12.4% Average ACoS

0.42% Click through rate

53% Growth in sales in 3 months



FINANCIAL INFORMATION

YEAR 1 EXPENSES BREAK-UP



49%
34%
12%
5%

- General Admin Expenses
- Start-up expenses
- Salaries & Wages
- Marketing Expenses

Income Statement

All amounts in USD ($)	2021	2022	2023	2024	2025
Revenue	12,011,800	36,035,400	108,106,200	324,318,600	972,955,800
Cost of goods sold	6,606,490	19,819,470	59,458,410	178,375,230	535,125,690
GROSS PROFIT	**5,405,310**	**16,215,930**	**48,647,790**	**145,943,370**	**437,830,110**
General admin expenses	108,000	118,800	130,680	143,748	158,123
Start-up expenses	988,418	-	-	-	-
Salaries and wages	672,000	739,200	813,120	894,432	983,875
Marketing expenses	240,000	480,000	960,000	1,920,000	3,840,000
	2,008,418	1,338,000	1,903,800	2,958,180	4,981,998
EARNING BEFORE INTEREST, TAX & DEPRECIATION (EBITDA)	3,396,892	14,877,930	46,743,990	142,985,190	432,848,112
Depreciation & Amortization	8,333	8,333	8,333	8,333	8,333
	-	-	-	-	-
PROFIT/LOSS FOR THE PERIOD	**3,388,559**	**14,869,597**	**46,735,657**	**142,976,857**	**432,839,779**

These are forward-looking projections that cannot be guaranteed

FINANCIAL INFORMATION

Balance Sheet

All amounts in USD ($)

	Years Ended				
CURRENT ASSETS	**2021**	**2022**	**2023**	**2024**	**2025**
Trade receivables (30 days)	1,000,983	3,002,950	9,008,850	27,026,550	81,079,650
Cash and bank	7,345,999	20,263,762	61,083,832	186,213,500	565,330,908
TOTAL CURRENT ASSETS	**8,346,982**	**23,266,712**	**70,092,682**	**145,943,370**	**646,410,558**
NON-CURRENT ASSETS					
Property, plant and equipment	41,667	33,333	25,000	16,667	8,333
Intangible assets	-	-	-	-	-
	41,667	33,333	25,000	16,667	8,333
TOTAL ASSETS	8,388,649	23,300,045	70,117,682	213,256,717	646,418,891
CURRENT LIABILITIES					
Accounts payable (60 days)	58,000	99,800	181,780	343,958	666,354
Current portion of long-term debt	-	-	-	-	-
TOTAL ASSETS	58,000	99,800	181,780	343,958	666,354
EQUITY					
Common stock	4,942,090	4,942,090	4,942,090	4,942,090	4,942,090
Retained earnings	3,388,559	18,258,155	64,993,812	207,970,669	640,810,447
	8,330,649	23,200,245	69,935,902	212,912,759	645,752,537
TOTAL EQUITY & LIABILITIES	8,388,649	23,300,045	70,117,682	213,256,717	646,418,891



Balance Sheet Footing

These are forward-looking projections that cannot be guaranteed

FINANCIAL INFORMATION

CASH FLOW PROJECTION



	2021	2022	2023	2024	2025
CASH FLOW AT THE START OF THE YEAR	-	7,345,999	20,263,762	61,083,832	186,213,500
CASH FLOW AT THE END OF THE YEAR	7,345,999	20,263,762	61,083,832	186,213,500	565,330,908
NET CASH FLOW FOR THE YEAR	7,345,999	12,917,763	40,820,070	125,129,668	379,117,408

Cash Flow Projection

All amounts in USD ($)	2021	2022	2023	2024	2025
CASH RECEIPTS					
Capital Injection	4,942,090	-	-	-	-
Receipts from sales	11,010,817	34,033,433	102,100,300	306,300,900	918,902,700
TOTAL RECEIPTS	**15,952,907**	**34,033,433**	**102,100,300**	**306,300,900**	**918,902,700**
CASH PAYMENTS:					
Purchase of goods	6,606,490	19,819,470	59,458,410	178,375,230	535,125,690)
Start up expenses	988,418	-	-	-	-
Expenses	290,000	557,000	1,008,700	1,901,570	3,675,727
Salaries & wages	672,000	739,200	813,120	894,432	983,875
Purchase of fixed assets	50,000	-	-	-	-
TOTAL PAYMENTS	**8,606,908**	**21,115,670**	**61,280,230**	**181,171,232**	**539,785,292**
NET CASH FLOW FOR THE YEAR	**7,345,999**	**12,917,763**	**40,820,070**	**125,129,668**	**379,117,408**
CASH FLOW AT THE START OF THE YEAR	-	7,345,999	20,263,762	61,083,832	186,213,500
PROFIT/LOSS FOR THE PERIOD	**7,345,999**	**20,263,762**	**61,083,832**	**186,213,500**	**565,330,908**

These are forward-looking projections that cannot be guaranteed

FINANCIAL INFORMATION

CASH FLOW PROJECTION



	2021	2022	2023	2024	2025
REVENUE	12,011,800	36,035,400	108,106,200	324,318,600	972,955,800
GROSS PROFIT	5,405,310	16,215,930	48,647,790	145,943,370	437,830,110
PROFIT/(LOSS) FOR THE PERIOD	3,388,559	14,869,597	46,735,657	142,976,857	432,839,779

Cash Flow Projection

All amounts in USD ($)	2021	2022	2023	2024	2025
EBT	3,388,559	14,869,597	46,735,657	142,976,857	432,839,779
Depreciation and Amortization	8,333	8,333	8,333	8,333	8,333
EBITDA	**3,396,892**	**14,877,930**	**46,743,990**	**142,985,190**	**432,848,112**
Working capital requirements	942,983	1,960,167	5,923,920	17,855,522	53,730,704
Capital Injections	4,942,090	-	-	-	-
Capex	50,000	-	-	-	-
Free Cash Flows (FCF) to investors	**7,345,999**	**12,917,763**	**40,820,070**	**125,129,668**	**379,117,408**
Present value factor @ 10%	0.909	0.826	0.751	0.683	0.621
PRESENT VALUE OF FCF	**6,678,181**	**10,675,837**	**30,668,723**	**85,465,247**	**235,402,082**

Perpetual Cash Flows (2026 to infinity)	2,377,561,033
Present value factor @ 10%	0.621
PRESENT VALUE OF FUTURE CASH FLOWS	**1,476,278,342**

VALUE OF BUSINESS:

2021 to 2025	368,890,070
2026 to infinity	1,476,278,342
TOTAL VALUE ($)	**1,845,168,412**
NO. OF SHARES IN ISSUE	**494,209**
VALUE PER SHARE	**3,733.58**

Exhibit A

Key Assumptions

Discount factor	10%
Perpetual growth	1%
Method	DCF

These are forward-looking projections that cannot be guaranteed

FINANCIAL INFORMATION

EXIT STRATEGIES

Exit strategies are plans executed by business owners, investors, traders, or venture capitalists to liquidate their position in a financial asset upon meeting certain criteria. An exit plan is how an investor plans to get out of an investment.

LIFEHOUSE will have the following exit strategies:

- Mergers and Acquisitions
- Selling the Business
- Taking the Company Public



MERGER & ACQUISITIONS

LIFEHOUSE can merge with one or more of its competitors or acquire them in order to grow their business at a faster pace and achieve more market share in future by eliminating its competitors.

If the company decides to merge with another company the valuation of the company will stand at **$1,845,168,412** which is calculated in Exhibit A to this plan.

SELLING THE BUSINESS

Another exit strategy available with investors at LIFEHOUSE is to sell entire business to any other competitor, constitutional or individual investors. The price of the business with be **$1,845,168,412** as calculated in Exhibit A.

TAKING THE COMPANY PUBLIC

Investors at LIFEHOUSE can take advantage of Initial Public Offer (IPO) and use it as an exit strategy. This will help investor to sell their shares in the stock market once the company get listed over the exchange. The company will be able to offer it's shares at a price of **$3,733.58** per share as calculated in Exhibit A.

These are forward-looking projections that cannot be guaranteed

FOUNDERS & HISTORY   72 YEARS OF COMBINED EXPERIENCE



Bobby Borisov
Founder/CEO

An accomplished entrepreneur and investor, Bobby has founded a portfolio of vast companies and startups through his courier. He has strong background in envisioning and creating various deals, from real estate development, through eCommerce. Bobby bases his deals on the highest demands for each economic cycle. In real estate Bobby was able to create value through finding the highest and best use for existing buildings and convert them into that use, for example from office to hotel, or commercial to residential, etc. Bobby also dedicates time, energy, and funding to entrepreneurs building philanthropic startups that empower people who need help, such as Permanent Supportive Housing Foundations. He started working at early age for his family while attending school, at the age of 18 he owned his first company, and over the following years his portfolio grew from handful companies to large amount of successful ventures. The performance of the companies proved Bobby as a deal-maker. He is able to create the deal, architecture custom financing, and execute numerous deals in various industries over the years.

Company Responsibilities

Maintain daily operations of ecommerce store, including listing/uploading products, and ensuring proper delivery, advertising operations, social media profiles, ROAS reporting, design and maintain the website. Copywriting and SEO optimization. Communicate with manufacturers and place orders. Maintain the inventory and oversee fulfilment storages.



Larry Lichterman
Consultant

An experienced business owner and entrepreneur. He is the proud founder of multiple businesses and retail chains. In 1972 Larry founded Tool Shack, at that time leader in providing the best quality tools and parts, he started with one retail store and by 1977 Larry had 32 profitable stores, operating like Home Depot today, which was founded in 1978, after Larry first discovered the niche.

In 1979 Larry sold Tool Shack to a large investor. In 1982 Larry started a furniture and homeware store in Arizona, by 1987 he had 3 stores with the same concept, however due to the hot weather, he sold the businesses and moved to California, where he owns various active businesses at present time.

Thrive on Experience

We've seen trends come and go, and our combined experience helps us focus on what really matters instead of chasing the latest "hip" idea. Selling home furniture through eCommerce solves the customer need on better ways, than going to the store, especially in our age. The customer don't have to worry about transportation, and or the working hours of stores due to COVID-19.

Thrive on Experience

Co-steer business development and manage growth. Place orders with manufacturers, manage inventory. Manage relationships with vendors, investors, service providers.